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Exhibit 12.1

Advanstar Communications Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency
In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Predecessor				Advanstar
	Year ended December 31,			For the period from January 1, 2000 through October 11, 2000	For the period from October 12, 2000 through October 11, 2000
						Combined 2000	Year ended December 31, 2001
	1997	1998	1999
	(dollars in thousands)				(dollars in thousands)
Earnings before fixed charges:
Income (loss) before income taxes, extraordinary item and accounting change	$(8,312)	$(27,172)	$(12,016)	$10,700	$(21,517)	$(10,817)	$(25,341)
Portion of rents representatives of interest factor	1,024	1,368	1,798	1,821	288	2,109	2,378
Interest on indebtedness	15,117	27,862	39,888	38,161	13,765	51,926	55,499

Earnings (loss) before fixed charges	$7,829	$2,058	$29,670	$50,682	$(7,464)	$43,218	$32,536

Fixed charges:
Portion of rents representative of interest factor	$1,024	$1,368	$1,798	$1,821	$288	$2,109	$2,378
Interest on indebtedness	15,117	27,862	39,888	38,161	13,765	51,926	55,499

Total fixed charges	$16,141	$29,230	$41,686	$39,982	$14,053	$54,035	$57,877

Ratio of earnings to fixed charges	—	—	—	1.3	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	(8,312)	(27,172)	(12,016)	—	(21,517)	(10,817)	(25,341)

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Advanstar Communications Inc. Computation of Ratio of Earnings to Fixed Charges/Deficiency In the Coverage of Fixed Charges by Earnings Before Fixed Charges